Filed by Star Peak Energy Transition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Energy Transition Corp.

Commission File No. 001-39455

Leader in AI - Driven Storage Solutions Simmons Energy Conference March 22, 2021

stem Disclaimer © 2021 Stem, Inc. 2

Information Subject to Change

This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the proposed business combination of Star Peak Energy Transition Corp. ("STPK") and Stem, Inc. ("Stem" or the "Company") and the related transactions (the "Business Combination") and no other purpose. STPK has filed a registration statement on Form S-4 containing a preliminary proxy statement and preliminary prospectus of STPK and a preliminary consent solicitation statement of Stem with the Securities and Exchange Commission (the "SEC") containing some of the information herein, which may change in response to the SEC review process. To the fullest extent permitted by law, in no circumstances will Stem or STPK or any of the respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Stem nor STPK has independently verified the data obtained from these sources and cannot assure you of the data's accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Stem or the Business Combination, and none of STPK, the Company or their respective affiliates or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this presentation, and the recipient disclaims any such representation or warranty. Viewers of this presentation should each make their own evaluation of Stem and of the relevance and adequacy of the information and should make such other investigations as they deem necessary.

This presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of any offer to buy, or a recommendation to purchase any security of STPK, Stem or any of their respective affiliates. You should not construe to contents of this presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this presentation, you confirm that you are not relying upon the information contained herein to make any decision.

Forward-Looking Statements

Certain statements in this presentation may be considered "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events of STPK or the Company's future financial or operating performance. For example, projections of future revenue, Adjusted EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expect," "intend," "will," "estimate," "anticipate," "believe," "predict," "or" or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by STPK and its management, and the Company and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the Business Combination; 2) the outcome of any legal proceedings that may be instituted against STPK, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; 3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of STPK, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; 5) the ability to meet the New York Stock Exchange's listing standards following the consummation of the Business Combination; 6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; 7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the Business Combination; 9) changes in applicable laws or regulations; 10) the possibility that the Company or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) the Company's estimates of its financial performance; 12) the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in STPK's Annual Report on Form 10-K for the year ended December 31, 2020. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither STPK nor the Company undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Financial Information; Non-GAAP Financial Measures

The financial information and data contained in this presentation is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement/written consent statement/prospectus or registration statement filed or to be filed by STPK with the SEC. The "Pro Forma" financial data included herein has not been prepared in accordance with Article 11 of the SEC's Regulation S-X, is presented for informational purposes only and may differ materially from the Regulation S-X compliant unaudited pro forma financial statements of Stem included in STPK's preliminary proxy statement/consent solicitation statement/prospectus in connection with the proposed Business Combination. Except as otherwise noted, all references herein to full-year periods refer to Stem's fiscal year, which ends on December 31.

You should review Stem's audited financial statements and unaudited pro forma financial statements included in the registration statement filed by STPK in connection with the proposed Business Combination, and not rely on any single financial measure to evaluate Stem's business.

stem Disclaimer © 2021 Stem, Inc. 3

This presentation also includes references to financial measures that are calculated and presented on the basis of methodologies other than in accordance with generally accepted accounting principles in the United States of America ("GAAP"). Any non-GAAP financial measures used in this presentation are in addition to, and should not be considered superior to, or a substitute for, financial statements prepared in accordance with GAAP. Non-GAAP financial measures should not be considered in isolation and are subject to significant inherent limitations. The non-GAAP measures presented herein may not be comparable to similar non-GAAP measures presented by other companies. Stem believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Stem's financial condition and results of operations. Stem believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing Stem's financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures.

Use of Projections

This presentation contains financial forecasts of the Company, namely, Stem's Adjusted EBITDA. Neither the Company's independent auditors, nor the independent registered public accounting firm of STPK, audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections should not be relied upon as being necessarily indicative of future results. The projected financial information contained in this presentation constitutes forward-looking information. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See "Forward-Looking Statements" above. Actual results may differ materially from the results contemplated by the projected financial information contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved.

Industry and Market Data

In this presentation, STPK relies on and refers to certain information and statistics obtained from third-party sources which it believes to be reliable, including reports by market research firms. Neither STPK nor Stem has independently verified the accuracy or completeness of any such third-party information.

This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners.

Additional Information About the Proposed Business Combination and Where to Find It

The Business Combination will be submitted to stockholders of STPK for their consideration. STPK has filed a registration statement on Form S-4 with the SEC containing a preliminary proxy statement and a preliminary prospectus of STPK and a preliminary consent solicitation statement of the Company, and after the registration statement is declared effective, STPK will mail a definitive proxy statement/consent solicitation statement/prospectus relating to the proposed Business Combination to its shareholders. This presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. STPK's shareholders and other interested persons are advised to read the preliminary proxy statement/consent solicitation statement/prospectus and, when available, the amendments thereto and the definitive proxy statement/consent solicitation statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about Stem, STPK and the Business Combination. When available, the definitive proxy statement/consent solicitation statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of STPK as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/consent solicitation statement/prospectus, and, when available, the definitive proxy statement/consent solicitation statement/prospectus and other documents filed with the SEC, without charge, at the SEC's website at www. sec. gov. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U. S. Securities Act of 1933, as amended.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

STPK and its directors and executive officers may be deemed participants in the solicitation of proxies from STPK's shareholders with respect to the proposed Business Combination. Information regarding the interests of such participants is set forth in the preliminary proxy statement/consent solicitation statement/prospectus for the proposed Business Combination and, once available, the definitive proxy statement/consent solicitation statement/prospectus.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of STPK in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is set forth in the preliminary proxy statement/consent solicitation statement/prospectus for the proposed Business Combination and, once available, the definitive proxy statement/consent solicitation statement/prospectus.

© 2021 Stem, Inc. 4 Introduction John Carrington CEO and Director Mark Triplett Chief Operating Officer Alan Russo Chief Revenue Officer Prakesh Patel Chief Strategy Officer Larsh Johnson Chief Technology Officer Bill Bush Chief Financial Officer • Seasoned leadership team with 150+ years of experience in the software and energy space • Leadership experience at technology, energy, and industrial companies • 145 employees (at announcement) Sylvia Lan VP, HR Source: Stem. Seasoned Leadership Team Leading Strategic and Financial Investors

© 2021 Stem, Inc. Our Vision: Smart Storage is Key to Global Decarbonization A revolutionized grid, with Stem, is the solution 5 Distributed, renewable generation is supplementing and replacing traditional generation Since 2019, 90% of new interconnection requests were renewables and/or storage, but renewable generation suffers from intermittency (1) Energy storage is key to the build out of renewable generation, and represents a $1.2 trillion revenue opportunity through 2050 (2) Battery production is becoming cheaper and more commercialized Battery optimization is difficult. Energy intelligence amplifies performance by anticipating demand cycle, energy prices, generation profile and other factors in real time Grid STEM Storage (1) Wood Mackenzie Energy Storage Service. (2) Bloomberg New Energy Finance.

stem Investment Highlights © 2021 Stem, Inc. 6

Stem is the first pure play smart energy storage company to go public in the US

Large Addressable Market + Strong Macro Tailwinds

- ~$1.2 trillion in new revenue opportunities for integrated storage expected to be deployed by 2050[1]
- Battery storage capacity expected to increase by 25x by 2030[2]

Market Leader with Best in Class Technology

- 950+ systems operating or contracted with Stem's Athena software[3]
- 75% market share in CA BTM storage market, largest in the US[2]
- First mover AI platform that operates with 40+ utilities, 5 grid operators and over 20MM runtime hours (2,200 years)

Balance Sheet Positioned to Capitalize on Growth

- Ready to deploy net cash balance of ~$525m to target and fund high growth markets
- Transaction fully finances all forecasted growth

Highly Visible Growth

- Recurring revenue streams provide strong financial position to accelerate growth
- Revenues projected to grow at ~51% CAGR from 2021 to 2026

(1) Bloomberg New Energy Finance. (2) Wood Mackenzie. (3) As of 31-Dec-2020.

Hardware Deliveries Drive Strong Recurring Software Cash Flows

© 2021 Stem, Inc. 7



Hardware + Network Integration

Total Deliveries (kWh)
(x) Project Hardware ASP ($kWh)
= Total Hardware Revenues

~10-30%
Hardware Gross Margin

- ✓ Upfront payment for initial purchase
- ✓ Hardware agnostic platform
- ✓ Turnkey approach with focus on customer value


athena™
powered by stem

Software

Total AUM (kWh)
(x) Software Subscription ($/kWh/month)
= Total Software (Recurring) Revenues

~80%
Software Gross Margin

- ✓ Recurring SaaS model
- ✓ 100% attach rate secured by 10-20 year contracts with monthly recurring cash flow
- ✓ Revenue recognized ratably during life of the contract
- ✓ Additional upsell revenue from Athena applications



Market Participation

Total AUM (kWh)
(x) Stem's Market Participation Revenues ($/kWh)
= Total Software (Variable) Revenues

~80%
Market Participation Gross Margin

- ✓ Revenues from differentiated Athena capabilities and VPPs
- ✓ Secured by 3-20 year contracts
- ✓ Revenue recognized when realized
- ✓ Significant long term value

Source: Stem.

© 2021 Stem, Inc. 8 Global Commitment to Decarbonization REGULATORS CORPORATES UTILITIES & ASSET OWNERS With the world committed to decarbonization, Stem is well positioned to capture this tailwind. Source: Company filings, EEI, S&P Global Market Intelligence. Japan net zero emissions pledge NY, MA, VA set multi - GW energy storage targets California mandates zero non - EV passenger vehicle sales by 2035 Paris Accord FERC 841 / FERC 2222

© 2021 Stem, Inc. $ 0 $ 100 $ 200 $ 300 $ 400 2009 2011 2013 2015 2017 2019 Levelized Cost of Energy ($/kW) Nuclear Coal CCGT Wind Solar PV 9 Clean Energy Technology Convergence: Disruption and Exponential Growth Renewables Lowest Cost Generation Battery Hardware Rapid Cost Reductions Source: Bloomberg New Energy Finance, Wood Mackenzie, Lazard LCOE. Note: BESS includes battery rack, PCS, balance of system, energy management system and transformer costs. (1) Wood Mackenzie. (2) Bloomberg New Energy Finance. (3) Includes all FTM, non - residential and residential storage. Storage Market 25x Growth Market Opportunity $1.2 Trillion $ 0 $ 100 $ 200 $ 300 $ 400 2010 2012 2014 2016 2018 2020 Levelized Cost of Energy ($/kW) Nuclear Coal CCGT Wind Solar PV (1) (2) $280 $246 $210 $171 $145 $129 $117 $100 $140 $180 $220 $260 $300 2018 2020 2022 2024 2026 2028 2030 BESS hardware cost (US$/kWh) (3)

© 2021 Stem, Inc. - 100 200 300 400 500 600 700 Hyundai Electric Tesla, Inc. NEC Corp. Fluence Energy Nidec Corp. Mitsubishi Electric Sungrow Power Supply Co Ltd. Storage Capacity Commissioned (MWh) ` 10 Stem is a Market Leader with Significant Scale and Visible Growth • 950+ systems operating or contracted (~1 GWh) (2) • Systems operating in • 75 jurisdictions • 200+ cities Stem is a Leader in Deployments Worldwide (1) One of the Top Systems Integrators by Disclosed Commissioned Projects 2014 - 2020 1 1 Note: Includes only lithium ion providers. (1) Bloomberg New Energy Finance – Storage Assets Interactive Dataset; Reflects System Integrators by Capacity (MWh), filtered by Commissioning Date and Commissioned Status as of 12/31/2020; Stem data from Company. (2) As of 31 - Dec - 2020. (3) Wood Mackenzie. • 75% BTM market share in California, largest storage market in the US (3) • $200MM of contracted backlog as of January 17, 2021 • ~4x revenue growth in 2021E © 2021 Stem, Inc.

© 2021 Stem, Inc. 11 Athena Platform Delivers Value to Multiple Customer Segments Stem offers more value streams in more markets with more asset types AI - Driven Athena platform facilitates monetization of 11 out of 13 identified energy storage value streams Source: Rocky Mountain Institute. Services that Stem currently offers Stem’s Customer Services Backup Power Transmission Deferral Energy Arbitrage (EA) Spin / Non - Spin Reserve Frequency Regulation Voltage Support Black Start ITC & PV Self - Consumption (ITC) Demand Charge Reduction (DCM) Time - of - Use Bill Management Distribution Deferral Transmission Congestion Relief Resource Adequacy Stem’s Virtual Power Plant & FTM Services

© 2021 Stem, Inc. 12 Athena Platform Delivers Resource Adequacy in the California Market Its Electric Grid Under Strain, California Turns to Batteries New York Times “On Friday, Aug. 14, the first day California ordered rolling blackouts, Stem, an energy company based in the San Francisco Bay Area, delivered 50 megawatts — enough to power 20,000 homes — from batteries it had installed at businesses, local governments and other customers. ” SK SUSI select Stem • Competitive RFP in 2020 to select software provider for 345 MWh • 25 Tier 1 commercial and municipal customers in Los Angeles and Southern California Edison service territory • Stem beat 10 bidders, including energy services firms, based on Athena’s advanced AI capability, demonstrated record of success and world - class management team as key differentiators CHARGING FROM GRID DISCHARGING TO GRID AGGREGATE SYSTEM POWER - KW 40,000 30,000 20,000 10,000 0 - 10,000 - 20,000 - 30,000 - 40,000 - 50,000 - 60,000 09:00 12:00 15:00 18:00 21:00 00:00 03:00 06:00 09:00 12:00

© 2021 Stem, Inc. (1,500) (1,000) (500) 0 500 1,000 1,500 2,000 2,500 09:30 13:00 16:30 20:00 23:30 03:00 06:30 10:00 13:30 17:00 kW Time of Day Battery Facility Grid Sees 13 Stem Delivers a Strong Value Proposition to Customers Increasing Asset Returns Athena AI enables solar generation time - shifting and participation in ancillary revenue streams, resulting in 10% - 30% unlevered IRRs Supports Grid Stability Athena AI reduces volatility and supports local grid capacity needs COMMERCIAL & INDUSTRIAL Reducing Consumer Energy Bill Athena AI optimizes time - of - use and demand charges, resulting in 10% - 30% monthly electricity bill reductions Corporate ESG Objectives 35% of Fortune 500 have committed to carbon neutrality (1) UTILITIES, IPPS, DEVELOPERS Source: Stem (1) Natural Capital Partners. (2) In the top chart, Grid Sees is the net power draw from the grid after the activity of the b att ery; In the bottom chart, Grid Sees is the net delivery to the grid including the activity of the battery. BEHIND THE METER “BTM” FRONT OF THE METER “FTM” (2) (2) Discharging when prices are high Charging when prices low Discharging when prices are high Charging when prices low (5,000) (4,000) (3,000) (2,000) (1,000) 0 1,000 2,000 09:30 12:00 14:30 17:00 19:30 22:00 00:30 03:00 05:30 08:00 kW Time of Day Battery Solar Generation Grid Sees

© 2021 Stem, Inc. 14 Industry Leading Reach And Unmatched Sales Network 500+ sales executives across EPC / developer channels with Stem University Deep relationships across the Fortune 500 Distributor relationships cover entire US market Consistently delivering differentiated returns to renewable asset managers Drives demand and “spec in” Stem solutions into enterprise procurement solicitations Reach broad based solar, electrical, building automation, HVAC market Direct sales Distributors Sales channel partners Large renewable project developers Sells into commercial customers Drive demand within project developer and financing ecosystem

© 2021 Stem, Inc. 15 Strong Balance Sheet Drives Rapid Expansion ~$525MM Athena Expansion & Tech Acquisitions Product development to further extend Athena AI leadership position and accelerate roadmap Supply Chain Savings Capital to further reduce cost structure with OEMs Balance Sheet Strength Supports credit requirements to convert large projects in pipeline Joint Venture Opportunities Capture enhanced economics Geographic Expansion Expansion into rapidly growing international markets with new and existing partners Net Cash Available for Growth Debt on Balance Sheet $0 (1) Pro forma for transaction. (1) © 2021 Stem, Inc.

© 2021 Stem, Inc. 16 Section 2 Financial Forecast

© 2021 Stem, Inc. 17 Stem Key Metrics and Seasonality Key Metrics Reporting 1Q21 2Q21 3Q21 4Q21 5 - 10% 5 - 15% 20 - 30% 50 - 60% Contracted AUM 12 Month Pipeline Contracted Backlog Revenue EBITDA 1.0 GWh $1.6B 167 projects / $184MM 2021E: $147M 2021E: ($25M) Seasonality In Line with 2020 Actuals Key Metrics Revenue Seasonality 2021E: $147M % total revenue As of 12/31/20 2021E

© 2021 Stem, Inc. $36 $147 $315 $526 $748 $944 $1,167 $0 $300 $600 $900 $1,200 $1,500 2020A 2021E 2022E 2023E 2024E 2025E 2026E FTM BTM 18 Robust revenue growth by customer type and segment By Software Type ($MM) By Customer Type ($MM) By Segment ($MM) Market participation revenue expands to ~28% of total software revenue by 2026, providing significant long term value Source: Stem. Note: Stem total revenue calculation assumes recognition of all contracted backlog at system delivery and ratable recognition of software services over the contractual period; Hardware revenue assumes all contracted backlog recognized at system delivery; Software revenue includes SaaS Fees, revenue within the period from systems on balance sh eet and O&M. Revenue Diversity $ 36 $ 147 $ 315 $ 526 $ 748 $ 944 $ 1,167 $0 $300 $600 $900 $1,200 $1,500 2020A 2021E 2022E 2023E 2024E 2025E 2026E Market Participation Revenue Software Revenue Hardware Revenue $16 $17 $24 $44 $83 $144 $241 $0 $75 $150 $225 $300 2020A 2021E 2022E 2023E 2024E 2025E 2026E Software Revenue Market Participation Revenue $ 33 $ 147 $ 315 $ 526 $ 748 $ 944 $ 1,167 $0 $300 $600 $900 $1,200 $1,500 2020E 2021E 2022E 2023E 2024E 2025E 2026E Hardware Revenue Software Revenue Market Participation Revenue

© 2021 Stem, Inc. 19 Gross margin expands with increasing scale and software growth Gross Margins Driven by Increasing Software Margin (2) Adjusted Gross Profit by Type ($MM) (1) As Stem’s AUM grows, software becomes material portion of gross profit Hardware Gross Margin Source: Stem. (1) Stem total gross profit calculation assumes recognition of all contracted backlog at system delivery and ratable recognit ion of software services over the contractual period; Hardware gross profit assumes all contracted backlog recognized at system delivery; Software gross profit includes SaaS Fees, gross profit within the period from systems on balan ce sheet, O&M and ongoing Market Participation gross profits. (2) Historical gross margin adjusted for non - recurring and non - system related items. Gross Margins $ 4 $ 24 $ 82 $ 169 $ 264 $ 360 $ 483 $0 $150 $300 $450 $600 2020A 2021E 2022E 2023E 2024E 2025E 2026E Hardware Gross Profit Software Gross Profit 11% 16% 26% 32% 35% 38% 41% 0% 15% 30% 45% 60% 2020A 2021E 2022E 2023E 2024E 2025E 2026E Blended Adj. Gross Margin

© 2021 Stem, Inc. ($MM) FY20A FY21E FY22E FY23E FY24E FY25E FY26E Revenue $36 $147 $315 $526 $748 $944 $1,167 YoY Growth 107% 304% 115% 67% 42% 26% 24% Adjusted Gross Profit $4 $24 $82 $169 $264 $360 $483 Gross Margin 11% 16% 26% 32% 35% 38% 41% Adjusted Operating Expenses 33 49 54 55 60 65 66 Adjusted EBITDA ($29) ($25) $28 $113 $204 $295 $417 EBITDA Margin % NM NM 9% 22% 27% 31% 36% CapEx NM ($17) ($34) ($39) ($37) ($35) ($25) Free Cash Flow NM ($49) ($7) $70 $162 $253 $381 20 Stem delivers consistent growth and improving margins (1) Source: Stem. Note: Stem’s fiscal year is 31 - Dec. (1) See reconciliations in the Appendix. Financial Forecast (1) (1) • Strong business momentum driven by solid execution, partner channel pull - through, market demand • Revenue 10% above original 2020 forecast • ~4x revenue growth in 2021E

© 2021 Stem, Inc. Delivery Year 1-20 Total Revenue 21 Illustrative project revenue contribution Case Study • Front of the Meter, New York Market • Hardware + Software • 5 MW / 20 MWh Standalone Storage Solution • ~$10MM customer lifetime value Hardware + Network Market Participation (2) Software Revenue (1) 60% 30% 10% Variable Recurring Upfront Revenue Contribution Case Study Source: Stem. Note: Values estimated based on historical experience and consultant forecasts. (1) Average of $0.84 / kWh per month (Year 1 - 20) starting at $0.39 / kWh per month with annual escalator. (2) Average of $0.33 / kWh per month (Year 1 - 20).

stem

© 2021 Stem, Inc. 22

Detailed transaction overview

Transaction Highlights

Cash Sources	• Star Peak has ~$383MM in cash held in the trust account • PIPE size of $225MM
Valuation	• Attractive entry multiple relative to clean energy peer group
Capital Structure	• ~$525MM net cash to balance sheet (assuming no redemptions) to fund growth

Pro Forma Ownership at $10.00 / Share(1)


Stem Management (2) Shareholders 4.6%
Star Peak Public Shareholders 28.3%
Stem Shareholders(2) 43.4%
PIPE Shareholders 16.6%
Star Peak Sponsor 7.1%

Sources and Uses

Sources	$MM	%	Uses	$MM	%
Committed Equity PIPE	225	17.9%	Stock to Stem Shareholders	650	51.7%
Star Peak Trust	383	30.4%	Estimated Fees and Expenses	51	4.1%
Stem Shareholder Equity Rollover	650	51.7%	Estimated Repayment of Debt(3)	45	3.6%
			Cash to Stem Balance Sheet	512	40.7%
Total Sources	$ 1,258		Total Uses	$ 1,258	

Pro Forma Valuation

Pro Forma Shares Outstanding	135.4
Share Price	$10.00
Stem Equity Value	$1,354
Pro Forma 3Q20 Net Debt (Cash)	(525)
Stem Enterprise Value	$829

Pro Forma Ownership

Ownership Breakdown	Shares (MM)	%
Stem Shareholders(4)	65.0	48.0%
Star Peak Public Shareholders	38.3	28.3%
Star Peak Sponsor	9.6	7.1%
PIPE Shareholders	22.5	16.6%
Equity Ownership	135.4	100.0%

Source: Stem, Star Peak.
(1) Pro forma ownership structure based on PIPE of $225MM, assuming no redemptions. Excludes Star Peak warrants. (2) Stem shareholdings includes common and preferred equity as well as warrants and equity which may be net settled at the transaction date. (3) $45MM debt pay down reflects repayment of all outstanding indebtedness at closing (inclusive of make whole). (4) Equity value to Stem's existing shareholders is calculated as $650MM at $10.00 share price.

© 2021 Stem, Inc. 23 Public comparable universe Solar Technology Solutions Distributed Solar Sustainable Infrastructure Diversified Energy Tech Stem Peers Relevance to Stem • Upfront equipment margins augmented by recurring cash flows • Diversified long - term contracted cash flows • Increasing BTM storage attachment rates • Robust upfront cash generation • Serves similar end markets • Emphasis on FTM and BTM energy storage business • ESG - friendly • High growth supported by large TAM • Strong fundamental tailwinds • Scarcity premium

© 2021 Stem, Inc. 24 Strong Balance Sheet Drives Rapid Expansion Stem is the first pure play smart energy storage company to go public in the US Investment thesis Large Addressable Market and Strong Macro Tailwinds Market Leader with Industry Leading Technology Balance Sheet Well Positioned to Capitalize on Significant Expected Growth Unique Opportunity to Gain Exposure to Energy Transition and ESG Highly Visible Growth © 2021 Stem, Inc.

© 2021 Stem, Inc. 25 Q&A

Appendix A Supplemental Information

© 2021 Stem, Inc. 27 Item Definition 12 - Month Pipeline Total value of uncontracted, potential hardware and software revenue from opportunities currently in process by Stem direct s ale sforce and channel partners (see page 15), which have a reasonable likelihood of contract execution within 12 months • Market participation revenue is excluded from pipeline Bookings Total value of executed customer agreements, as measured during a given period (e.g. quarterly booking or annual booking) • Customer contracts are typically executed 6 - 12 months ahead of installation • Booking amount typically includes: 1) Hardware revenue, which is typically recognized at delivery of system to customer, 2) Software revenue, which represents total nominal software contract value recognized ratably over the contract period, 3) Market participation revenue is excluded from booking value Contracted Backlog Total value of bookings in dollars, as reflected on a specific date • Backlog increases as new contracts are executed (bookings) • Backlog decreases as integrated storage systems are delivered and recognized as revenue Contracted AUM Total MWh of systems in operation or under contract Hardware Revenue Payment for initial purchase of system, which is typically recognized at delivery of system to customer • Total Hardware Revenues = Total Deliveries (kWh) x Project Hardware ASP ($/kWh) • ASP / margin based on value added services including hardware selection, project design and interconnection / permitting advi sor y and warranty design and complianc e Software Revenue Recurring SaaS payment driven by storage assets under management (AUM) • Total Software (Recurring) Revenues = Total AUM (kWh) x Software subscription ($/kWh/month) • SaaS contracts range 10 - 20 years comprising recurring monthly payments Market Participation Revenue Revenues from monetization of energy storage capacity into energy markets and VPPs secured by contracts ranging from 3 - 20 years • Total Software (Variable) Revenues = Total AUM (kWh) x Stem’s Market Participation Revenues ($/kWh) Source: Stem. Definitions

© 2021 Stem, Inc. 28 Market Leader and Continued Growth With Asset Owners and Utilities 2,381 9,679 14,107 17,107 17,219 21,006 26,533 0 5,000 10,000 15,000 20,000 25,000 30,000 2020 2021 2022 2023 2024 2025 2026 All Others California Arizona Hawaii New York Massachusetts PJM (excl. NJ) Texas x Utilities, IPPs and other asset owners x Typically 20 year software contracts x System spec size of 27MWh and $10MM x Wholesale market participation Overview of Front of the Meter Market FTM US Energy Storage Outlook (MWh) Stem has a proven track record of helping owners maximize the value of their assets, driving higher revenue and ROI Source: EEI, Wood Mackenzie.

© 2021 Stem, Inc. 29 Dominant Market Share with Commercial & Industrial Customers 292 593 1,336 1,252 1,761 2,238 3,043 0 500 1,000 1,500 2,000 2,500 3,000 3,500 2020 2021 2022 2023 2024 2025 2026 California New York All Others Massachusetts PJM (excl. NJ) Arizona Hawaii Texas BTM US Energy Storage Outlook (MWh) x Commercial, industrial and corporate customers x Typically 10 year software contracts x System spec size of 2.2MWh and $1MM x Wholesale market participation Stem delivers lower net bill and clean power to C&I customers Overview of Behind the Meter Market Source: EEI, Wood Mackenzie.

© 2021 Stem, Inc. 30 Growing Global Total Addressable Market Worldwide Energy Storage Outlook (Ex - US) (MWh) 7,881 10,611 13,040 16,979 18,195 21,233 26,630 0 5,000 10,000 15,000 20,000 25,000 30,000 2020 2021 2022 2023 2024 2025 2026 Australia Canada China France Germany India Italy Japan South Korea Spain United Kingdom Rest of Americas Rest of APAC Rest of EMEARC x System cost declines and demand for renewable energy have led to increasing system durations and MWh capacities x 254 GW of capacity expected to be deployed around the world over the next decade x APAC expected to drive 70% of global demand growth through 2030 x Policy tailwinds spurs growth in EMEARC markets Transaction capital will fuel growth into international markets with expanding TAM Overview of International TAM Source: EEI, Wood Mackenzie.

© 2021 Stem, Inc. 31 Global Energy Storage Market to Grow ~25x By 2030 Global Energy Storage Outlook (GWh) x All major global markets forecasted at double digit storage growth rates over the decade x US and China lead energy storage growth with respective CAGRs of ~45% and ~41% respectively through 2030 x Regulatory environment in Japan spur residential storage market with renewable growth spurring FTM storage to yield ~19% CAGR through 2030 x Lack of market rules, policies, and incentives for storage markets stifle growth in Latin America Global energy storage growth remains robust long - term Overview of Global Growth Trends Capacity (GWh) Cumulative Capacity (GWh) 6 5 11 22 30 37 40 48 62 79 101 128 164 0 100 200 300 400 500 600 700 800 0 20 40 60 80 100 120 140 160 180 200 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 United States China Japan EMEA Rest of APAC Rest of World Cumulative Capacity Source: EEI, Wood Mackenzie. (1) Includes all FTM, non - residential and residential storage. (1)

© 2021 Stem, Inc. 32 GAAP to Non - GAAP Reconciliations 2020 Financials Source: Stem. Reconciliation of GAAP Gross Profit to Adjusted Gross Profit 2020A GAAP Gross Profit ($4) Amortization Related to Internally Developed Software (IDS) $4 Impairments and Inventory Adjustments $3 Other Adjustments $1 Adjusted Gross Profit $4 Reconciliation of GAAP OpEx to Adjusted OpEx 2020A GAAP Operating Expenses ($45) Add: Depreciation & Amortization (excluding IDS) $13 Add: Stock Based Compensation $5 Less: Total Adjustments to GAAP Gross Profit (excluding IDS) ($4) Less: Other Income / (Expenses) ($2) Adjusted Operating Expenses ($33)